UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

AutoNation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05329W102

(CUSIP Number)

John G. Finley, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,503,845

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,503,845

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,701

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 221,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,571,514

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,571,514

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,464,394

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 58,464,394

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 05329W102

1.	Names of Reporting Persons. CBL Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,712,083

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,712,083

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. Tynan, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons. ESL Investment Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 61,964

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 61,964

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,530,610

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 52,530,610

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05329W102

1.	Names of Reporting Persons. RBS Investment Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 221,701

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 221,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05329W102

1.	Names of Reporting Persons. Edward S. Lampert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,656,358

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 58,656,358

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05329W102

1.	Names of Reporting Persons. William C. Crowley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 152,406

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 152,406

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,808,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 16 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Shares”), of AutoNation, Inc. (the “Issuer”).  This Amendment No. 15 supplementally amends the statement on Schedule 13D, as amended, filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), ESL Investments, Inc. (“Investments”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), Tynan, LLC (“Tynan”), ESL Investment Management, L.P., a Delaware limited partnership (“ESLIM”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), RBS Investment Management, LLC, a Delaware limited liability company (“RBSIM”), Edward S. Lampert, and William C. Crowley, both United States citizens, by furnishing the information set forth below.  ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr.  Lampert and Mr. Crowley are collectively defined in this Amendment as the “Filing Persons.”  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment No. 16 to report that the number of Shares that they may be deemed to beneficially own has increased by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 2.             Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This Schedule 13D is being filed by a group consisting of the Filing Persons. Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Investments Directors and Officers”). Other than the ESL Investments Director and Officers, there are no persons or corporations controlling or ultimately in control of Investments.

(b) The principal place of business of each of the Filing Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c) This Statement is filed on behalf of ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley. RBS is general partner of ESL and the managing member of Investors. RBSIM is the general partner of Institutional. Investments is the general partner of RBS and CBL and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments and the managing member of the general partner of ESLIM. Mr. Crowley is the President and Chief Operating Officer of Investments and the sole member of Tynan. In the aforementioned capacities, ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS, RBSIM, Mr. Lampert and Mr. Crowley each may be deemed to be the beneficial owner of the Shares reported herein.

The principal business of ESL, Institutional, Investors, CBL, Tynan and ESLIM is purchasing, holding and selling securities for investment purposes. The principal business of RBS is serving as the general partner of ESL and the managing member of Investors. The principal business of RBSIM is serving as the general partner of Institutional. The principal business of Investments is serving as the general partner of RBS and CBL and the manager of RBSIM. Mr. Lampert’s principal business is serving as the Chairman, Chief Executive Officer and Director of Investments and the managing member of the general partner of ESLIM. Mr. Crowley’s principal business is serving as the President and Chief Operating Officer of Investments and the sole member of Tynan. Mr. Crowley also serves on the Board of Directors of the Issuer.

(d)-(e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in  tems 2(d) or (e) of Schedule 13D.

(f) ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, RBS and RBSIM are organized in Delaware, and Mr. Lampert and Mr. Crowley are citizens of the United States.

Item 3.             Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows:

In open market purchases on November 30, 2007, December 3, 2007, December 4, 2007, December 10, 2007, December 11, 2007, and December 12, 2007, ESL acquired an aggregate of 3,510,709 shares for aggregate consideration of approximately $58,234,675 using working capital.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 58,808,764 Shares (approximately 31.9% of the outstanding Shares based on the Issuer having 183,963,303 Shares outstanding on October 22, 2007, as disclosed in the Issuer’s last quarterly report on Form 10-Q).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	58,808,764	(1)	31.9%	41,503,845		0	41,503,845		0
ESL Institutional Partners, L.P.	58,808,764	(1)	31.9%	221,701		0	221,701		0
ESL Investors, L.L.C.	58,808,764	(1)	31.9%	8,571,514		0	8,571,514		0
ESL Investments, Inc.	58,808,764	(1)	31.9%	58,464,394	(2)	0	58,464,394	(2)	0
CBL Partners, L.P.	58,808,764	(1)	31.9%	5,712,083		0	5,712,083		0
Tynan, LLC	58,808,764	(1)	31.9%	2,406		0	2,406		0
ESL Investment Management, L.P.	58,808,764	(1)	31.9%	61,964		0	61,964		0
RBS Partners, L.P.	58,808,764	(1)	31.9%	52,530,610	(3)	0	52,530,610	(3)	0
RBS Investment Management, LLC	58,808,764	(1)	31.9%	221,701	(4)	0	221,701	(4)	0
Edward S. Lampert	58,808,764	(1)	31.9%	58,656,358	(5)	0	58,656,358	(5)	0
William C. Crowley	58,808,764	(1)	31.9%	152,406	(6)	0	152,406	(6)	0

(1)           This number consists of 41,503,845 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 2,406 Shares held by Tynan, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS, 130,000 Shares held by Mr. Lampert and 150,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(2)           This number consists of 41,503,845 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL and 2,455,251 Shares held by RBS.

(3)           This number consists of 41,503,845 Shares held by ESL, 8,571,514 Shares held in an account established by the investment member of Investors and 2,455,251 Shares held by RBS.

(4)           This number consists of 221,701 Shares held by Institutional.

(5)           This number consists of 41,503,845 Shares held by ESL, 221,701 Shares held by Institutional, 8,571,514 Shares held in an account established by the investment member of Investors, 5,712,083 Shares held by CBL, 61,964 Shares held by ESLIM, 2,455,251 Shares held by RBS and 130,000 Shares held by Mr. Lampert.

(6)           This number consists of 2,406 Shares held by Tynan and 150,000 Shares issuable upon the exercise of director stock options held by Mr. Crowley.

(c)           Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since November 27, 2007.

(d)           Not applicable.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2007

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its managing member

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

ESL INVESTMENTS, INC.

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

TYNAN, LLC

By:	/s/ William C. Crowley
Name: William C. Crowley
Title: Member

ESL INVESTMENT MANAGEMENT, L.P.

By:	ESL INVESTMENT MANAGEMENT (GP),
L.L.C., its general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Managing Member

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Theodore W. Ullyot
Name: Theodore W. Ullyot
Title: EVP & General Counsel

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley
William C. Crowley

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

William C. Crowley	President and Chief Operating Officer	United States

Theodore W. Ullyot	Executive Vice President and General Counsel	United States

Adrian J. Maizey	Chief Financial Officer	United Kingdom and South Africa

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Partners, L.P.	11/30/07	open market purchase	100	$16.43
ESL Partners, L.P.	11/30/07	open market purchase	200	$16.44
ESL Partners, L.P.	11/30/07	open market purchase	800	$16.46
ESL Partners, L.P.	11/30/07	open market purchase	8,800	$16.47
ESL Partners, L.P.	11/30/07	open market purchase	8,720	$16.47
ESL Partners, L.P.	11/30/07	open market purchase	25,735	$16.48
ESL Partners, L.P.	11/30/07	open market purchase	45,517	$16.48
ESL Partners, L.P.	11/30/07	open market purchase	5,055	$16.49
ESL Partners, L.P.	11/30/07	open market purchase	18,862	$16.49
ESL Partners, L.P.	11/30/07	open market purchase	10,000	$16.5
ESL Partners, L.P.	11/30/07	open market purchase	1,400	$16.5
ESL Partners, L.P.	11/30/07	open market purchase	139,811	$16.5
ESL Partners, L.P.	12/3/07	open market purchase	4,300	$16.37
ESL Partners, L.P.	12/3/07	open market purchase	50,500	$16.45
ESL Partners, L.P.	12/3/07	open market purchase	22,600	$16.43
ESL Partners, L.P.	12/3/07	open market purchase	77,500	$16.49
ESL Partners, L.P.	12/3/07	open market purchase	56,300	$16.47
ESL Partners, L.P.	12/3/07	open market purchase	8,500	$16.46

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Partners, L.P.	12/3/07	open market purchase	284,800	$16.5
ESL Partners, L.P.	12/3/07	open market purchase	70,900	$16.48
ESL Partners, L.P.	12/3/07	open market purchase	7,800	$16.42
ESL Partners, L.P.	12/3/07	open market purchase	28,200	$16.4
ESL Partners, L.P.	12/3/07	open market purchase	200	$16.41
ESL Partners, L.P.	12/4/07	open market purchase	4,200	$16.11
ESL Partners, L.P.	12/4/07	open market purchase	9,000	$16.13
ESL Partners, L.P.	12/4/07	open market purchase	1,700	$16.15
ESL Partners, L.P.	12/4/07	open market purchase	400	$16.14
ESL Partners, L.P.	12/4/07	open market purchase	200	$16.17
ESL Partners, L.P.	12/4/07	open market purchase	1,700	$16.18
ESL Partners, L.P.	12/4/07	open market purchase	2,400	$16.19
ESL Partners, L.P.	12/4/07	open market purchase	600	$16.2
ESL Partners, L.P.	12/4/07	open market purchase	19,800	$16.23
ESL Partners, L.P.	12/4/07	open market purchase	66,900	$16.22
ESL Partners, L.P.	12/4/07	open market purchase	9,800	$16.21
ESL Partners, L.P.	12/4/07	open market purchase	123,000	$16.25
ESL Partners, L.P.	12/4/07	open market purchase	33,100	$16.24
ESL Partners, L.P.	12/4/07	open market purchase	700	$16.4
ESL Partners, L.P.	12/4/07	open market purchase	17,600	$16.48
ESL Partners, L.P.	12/4/07	open market purchase	5,100	$16.47

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Partners, L.P.	12/4/07	open market purchase	52,809	$16.5
ESL Partners, L.P.	12/4/07	open market purchase	56,400	$16.49
ESL Partners, L.P.	12/4/07	open market purchase	22,200	$16.28
ESL Partners, L.P.	12/4/07	open market purchase	40,000	$16.39
ESL Partners, L.P.	12/10/07	open market purchase	22,500	$16.79
ESL Partners, L.P.	12/10/07	open market purchase	25,000	$17.32
ESL Partners, L.P.	12/10/07	open market purchase	30,000	$17.23
ESL Partners, L.P.	12/10/07	open market purchase	12,200	$17.13
ESL Partners, L.P.	12/10/07	open market purchase	31,700	$17.19
ESL Partners, L.P.	12/10/07	open market purchase	66,400	$17.2
ESL Partners, L.P.	12/10/07	open market purchase	28,200	$17.21
ESL Partners, L.P.	12/10/07	open market purchase	7,500	$17.14
ESL Partners, L.P.	12/10/07	open market purchase	49,000	$17.15
ESL Partners, L.P.	12/10/07	open market purchase	7,300	$16.65
ESL Partners, L.P.	12/10/07	open market purchase	1,900	$16.81
ESL Partners, L.P.	12/10/07	open market purchase	19,200	$16.84
ESL Partners, L.P.	12/10/07	open market purchase	25,400	$16.77
ESL Partners, L.P.	12/10/07	open market purchase	5,400	$16.78
ESL Partners, L.P.	12/10/07	open market purchase	27,663	$16.9
ESL Partners, L.P.	12/10/07	open market purchase	10,337	$16.92

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Partners, L.P.	12/10/07	open market purchase	4,000	$16.91
ESL Partners, L.P.	12/10/07	open market purchase	8,000	$16.89
ESL Partners, L.P.	12/10/07	open market purchase	4,000	$16.87
ESL Partners, L.P.	12/10/07	open market purchase	29,000	$16.86
ESL Partners, L.P.	12/10/07	open market purchase	3,400	$16.85
ESL Partners, L.P.	12/10/07	open market purchase	63,900	$16.8
ESL Partners, L.P.	12/10/07	open market purchase	75,000	$17.1
ESL Partners, L.P.	12/10/07	open market purchase	25,000	$17
ESL Partners, L.P.	12/11/07	open market purchase	1,000,000	$16.90
ESL Partners, L.P.	12/12/07	open market purchase	11,900	$16.3
ESL Partners, L.P.	12/12/07	open market purchase	3,401	$15.88
ESL Partners, L.P.	12/12/07	open market purchase	8,100	$15.86
ESL Partners, L.P.	12/12/07	open market purchase	2,700	$15.85
ESL Partners, L.P.	12/12/07	open market purchase	11,800	$15.84
ESL Partners, L.P.	12/12/07	open market purchase	3,299	$15.76
ESL Partners, L.P.	12/12/07	open market purchase	35,000	$15.75
ESL Partners, L.P.	12/12/07	open market purchase	11,000	$15.79
ESL Partners, L.P.	12/12/07	open market purchase	14,500	$15.78
ESL Partners, L.P.	12/12/07	open market purchase	11,200	$15.77
ESL Partners, L.P.	12/12/07	open market purchase	1,400	$15.73
ESL Partners, L.P.	12/12/07	open market purchase	6,000	$15.8
ESL Partners, L.P.	12/12/07	open market purchase	400	$15.72
ESL Partners, L.P.	12/12/07	open market purchase	200	$15.7

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
ESL Partners, L.P.	12/12/07	open market purchase	56,400	$15.82
ESL Partners, L.P.	12/12/07	open market purchase	12,000	$15.83
ESL Partners, L.P.	12/12/07	open market purchase	34,100	$15.9
ESL Partners, L.P.	12/12/07	open market purchase	7,600	$15.89
ESL Partners, L.P.	12/12/07	open market purchase	22,100	$15.93
ESL Partners, L.P.	12/12/07	open market purchase	1,000	$15.91
ESL Partners, L.P.	12/12/07	open market purchase	30,200	$16
ESL Partners, L.P.	12/12/07	open market purchase	17,200	$15.98
ESL Partners, L.P.	12/12/07	open market purchase	1,600	$15.96
ESL Partners, L.P.	12/12/07	open market purchase	16,100	$15.97
ESL Partners, L.P.	12/12/07	open market purchase	5,100	$15.92
ESL Partners, L.P.	12/12/07	open market purchase	1,800	$15.87
ESL Partners, L.P.	12/12/07	open market purchase	24,600	$15.95
ESL Partners, L.P.	12/12/07	open market purchase	400	$15.94
ESL Partners, L.P.	12/12/07	open market purchase	5,000	$15.95
ESL Partners, L.P.	12/12/07	open market purchase	600	$16.12
ESL Partners, L.P.	12/12/07	open market purchase	33,700	$16.28
ESL Partners, L.P.	12/12/07	open market purchase	800	$16.29
ESL Partners, L.P.	12/12/07	open market purchase	1,100	$16.25
ESL Partners, L.P.	12/12/07	open market purchase	4,700	$16.23
ESL Partners, L.P.	12/12/07	open market purchase	17,800	$16.31
ESL Partners, L.P.	12/12/07	open market purchase	100	$16.24
ESL Partners, L.P.	12/12/07	open market purchase	74,400	$16.14
ESL Partners, L.P.	12/12/07	open market purchase	50,000	$16.08
ESL Partners, L.P.	12/12/07	open market purchase	45,000	$16.01
ESL Partners, L.P.	12/12/07	open market purchase	200	$15.74